                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          SPEEDFAM INTERNATIONAL, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    847706108
         --------------------------------------------------------------
                                 (CUSIP Number)

     ROGER D. MCDANIEL, INTEGRATED PROCESS EQUIPMENT CORP., 4717 EAST HILTON
                 AVENUE, PHOENIX, ARIZONA 85034, (602) 517-7200
--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 19, 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 847706108                                            PAGE 2 OF 8 PAGES



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         INTEGRATED PROCESS EQUIPMENT CORP.
         77-0296222

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF DELAWARE

              7  SOLE VOTING POWER
                 Approximately 3,211,808 shares  (IPEC holds the option to
NUMBER OF        purchase shares of Issuer Common Stock which will become
SHARES           exercisable only upon the occurrence of certain events, as
BENEFICIALLY     specified in the Stock Option Agreement filed herewith as
OWNED BY         Exhibit 2.  The option is exercisable for that number of shares
EACH             equal to 19.9% of Issuer Common Stock outstanding on the date
REPORTING        the option becomes exercisable.  The number of shares reported
PERSON           hereon is approximated based on the number of shares of Issuer
WITH             Common Stock outstanding at November 2, 1998.)


              8  SHARED VOTING POWER
                 -0-


              9  SOLE DISPOSITIVE POWER
                 Approximately 3,211,808 shares (IPEC holds the option to purchase shares of Issuer Common Stock which will become exercisable only upon the occurrence of certain events, as specified in the Stock Option Agreement filed herewith as
                 Exhibit 2. The option is exercisable for that number of shares equal to 19.9% of Issuer Common Stock outstanding on the date the option becomes exercisable. The number of shares reported hereon is approximated based on the number of shares of Issuer Common Stock outstanding at November 2, 1998.)


             10  SHARED DISPOSITIVE POWER
                 -0-


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,211,808

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6% (adjusted to reflect the issuance by Issuer of 3,211,808 shares of common stock of Issuer upon exercise of the option as described herein)

   14    TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP NO. 847706108                                            PAGE 3 OF 8 PAGES



         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Integrated Process Equipment Corp. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, without par value ("Issuer Common Stock"), of SpeedFam International, Inc., an Illinois corporation ("Issuer"). The principal executive offices of Issuer are located at 305 North 54th Street, Chandler, Arizona 85226.

ITEM 2. IDENTITY AND BACKGROUND.

         The name of the person filing this statement is Integrated Process Equipment Corp., a Delaware corporation ("IPEC"). The address of the principal office and principal business of IPEC is 911 Bern Court, San Jose, California 95112. IPEC is a leading supplier of chemical mechanical planarization systems used in the manufacture of semiconductors. Set forth in Schedule A is a list of each of IPEC's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than IPEC in which such employment is conducted. During the past five years neither IPEC nor, to IPEC's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither IPEC nor, to IPEC's knowledge, any person named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         If IPEC exercises the stock option described below, it currently anticipates that the funds needed to pay the exercise price will come from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger dated November 19, 1998 (the "Merger Agreement") among IPEC, Issuer and SpeedFam, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer ("Merger Sub"), and subject to the conditions set forth therein (including approval by stockholders of Issuer and IPEC), Merger Sub will be merged with and into IPEC (the "Merger"). At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and IPEC will continue as the surviving corporation and as a wholly-owned

                                  SCHEDULE 13D


CUSIP NO. 847706108                                            PAGE 4 OF 8 PAGES



subsidiary of Issuer ("Surviving Corporation").

         As an inducement to IPEC to enter into the Merger Agreement, IPEC and Issuer entered into a Stock Option Agreement dated November 19, 1998 ("Stock Option Agreement") pursuant to which Issuer granted IPEC the right (the "Option"), under certain conditions, to purchase up to that number of shares of Issuer Common Stock equal to 19.9% of outstanding Issuer Common Stock as of the date the Option first becomes exercisable (the "Option Shares"). In the event IPEC exercises the Option, IPEC may pay for the Option Shares with cash or shares of its own common stock. Issuer's obligations to issue shares pursuant to the exercise of the option is subject to the occurrence of certain events, which may not occur.

                                  SCHEDULE 13D


CUSIP NO. 847706108                                            PAGE 5 OF 8 PAGES



         The foregoing summary of the Merger Agreement and the Stock Option Agreement are qualified in their entirety by reference to the Agreement and Plan of Merger and Stock Option Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and incorporated herein in their entirety by reference.

         Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, IPEC has entered into a reciprocal stock option agreement with Issuer on substantially the same terms as the Stock Option Agreement. A copy of the form of this agreement is included as Exhibit 3 to this
Schedule 13D and incorporated herein by reference.

                                  SCHEDULE 13D


CUSIP NO. 847706108                                            PAGE 6 OF 8 PAGES



ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         If pursuant to the Stock Option Agreement the Option becomes exercisable, IPEC would have the right to acquire up to 19.9% of the Issuer Common Stock outstanding as of the date the Option becomes exercisable. Based on the number of shares of Issuer Common Stock outstanding at November 2, 1998, IPEC would have the right to acquire up to 3,211,808 shares of Issuer Common Stock. If such shares are acquired, IPEC would have sole voting and, subject to Issuer's call right on such stock, dispositive power over such shares.

         To IPEC's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, IPEC has not affected any transaction in Issuer Common Stock during the past 60 days and, to IPEC's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Other than as described herein, to IPEC's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger dated November 19, 1998 by and among Integrated Process Equipment Corp., a Delaware corporation, SpeedFam International, Inc., an Illinois corporation, and SpeedFam, Inc., a Delaware corporation and wholly-owned subsidiary of SpeedFam International, Inc. (filed as Exhibit 2.1 to IPEC's Current Report on Form 8-K dated November 23, 1998 (File No. 000-20470), and incorporated herein by reference).

         2. Stock Option Agreement dated November 19, 1998, by and between Integrated Process Equipment Corp., a Delaware corporation, and SpeedFam International, Inc., an Illinois corporation (granting IPEC an option to purchase SpeedFam Common Stock) (filed as Exhibit 2.2 to IPEC's Current Report on Form 8-K dated November 23, 1998 (File No. 000-20470), and incorporated herein by reference).

         3. Stock Option Agreement dated November 19, 1998 by and between Integrated Process Equipment Corp., a Delaware corporation, and SpeedFam International, Inc., an Illinois corporation (granting SpeedFam an option to purchase IPEC Common Stock) (filed as Exhibit 2.3 to IPEC's Current Report on Form 8-K dated November 23, 1998 (File No. 000-20470), and incorporated herein by reference).

                                  SCHEDULE 13D


CUSIP NO. 847706108                                            PAGE 7 OF 8 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1998

                              INTEGRATED PROCESS EQUIPMENT CORP.


                              By: /s/  John S. Hodgson
                                 ----------------------------------------------
                              Title: Vice President and Chief Financial Officer

                                  SCHEDULE 13D


CUSIP NO. 847706108                                            PAGE 8 OF 8 PAGES


                                   SCHEDULE A

     DIRECTORS AND EXECUTIVE OFFICERS OF INTEGRATED PROCESS EQUIPMENT CORP.



                                  Present Principal Occupation, Including Name of
            Name                                  Employer                                               Citizenship
--------------------             ----------------------------------------------------------             --------------
Sanjeev R. Chitre                Chairman of the Board of Directors of IPEC                                 INDIA
Roger D. McDaniel                President and Chief Executive Officer of IPEC                               U.S.
John S. Hodgson                  Vice President, Chief Financial Officer, and Secretary of                   U.S.
                                 IPEC
Ralph Hartung                    Chief Operating Officer of IPEC                                             U.S.
Harold C. Baldauf                Director of IPEC and Chairman of the Board of Directors                     U.S.
                                 of Saginaw Control and Engineering
William J. Freschi               Director of IPEC and Managing Partner of J&B Ventures                       U.S.
Kenneth Levy                     Director of IPEC and Chief Executive Officer of KLA-                        U.S.
                                 Tencor Corporation